

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2018

<u>Via E-mail</u>
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands, Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

> **Re:** **Rocky Mountain High Brands, Inc.**
> **Registration Statement on Form S-1**
> **Response dated December 21, 2017**
> **File No. 333-221273**

Dear Mr. Welch:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2017 letter.

General

1. We note your response to comments 3 and 4. It appears that under your proposed amendment to the notes the conversion rate is linked to your market price. Therefore, it appears that the investor is not irrevocably committed to acquire all the shares of common stock under the combined note and equity line financing. If you retain a market-based conversion price, please advise us why you believe the private offering should be considered completed prior to the filing of the registration statement.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Joe Laxague, Esq.
        Laxague Law, Inc.